Noventiq Holding Company
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

July 10, 2024

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mariam Mansaray Matthew Derby

Re:	Noventiq Holding Co Registration Statement on Form F-4 Filed January 2, 2024 File No. 333-276351

Ladies and Gentlemen:

Noventiq Holding Company, a Cayman Islands exempted company (the “Company”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4 (File No. 333-276351) together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on January 2, 2024, and was amended on March 13, 2024, April 11, 2024, April 29, 2024, May 15, 2024 and May 17, 2024 and declared effective by the Commission on May 29, 2024.

The Registration Statement was filed in connection with the Business Combination Agreement, dated as of May 4, 2023, as amended and restated on December 29, 2023 and as further amended on May 13, 2024 (the “Business Combination Agreement”), by and among Corner Growth Acquisition Corp., Noventiq Holdings PLC (“Noventiq”), Noventiq Merger 1 Limited, Corner Growth SPAC Merger Sub, Inc. and the Company.

The reason for the withdrawal of the Registration Statement is that the Business Combination Agreement was terminated effective as of July 3, 2024. Consequently, the Company will not proceed with the proposed offering of Company’s securities contemplated by the Business Combination Agreement and the Registration Statement. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No securities of the Company have been or will be sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable.

Your assistance in this matter is greatly appreciated. Should the Commission have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 (20) 4577 1222.

Sincerely,

/s/ Steve Salter

Steve Salter

VP Corporate Affairs

Noventiq Holding Company

cc:	Jeffrey J. Pellegrino, Partner Allen Overy Shearman Sterling US LLP